                                                   -----------------------------
                                                           OMB APPROVAL
                                                   -----------------------------
                                                       OMB Number: 3235-0145
                                                   -----------------------------
                                                      Expires: October 31, 2002
                                                      Estimated average burden
                                                      hours per response: 14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Crown Castle International Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228227104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               SPO Partners & Co.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                 Phillip Gordon
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|
Check the following box if a fee is being paid with the statement. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 228227104                                               Page 2 of 28
          ---------                                               ------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      SPO Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,113,563(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,113,563(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,113,563(1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP NO. 228227104                                               Page 3 of 28
          ---------                                               ------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      SPO Advisory Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,113,563(1)(2)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,113,563(1)(2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,113,563(1)(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

(1)  Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)  Power is exercised through its corporate general partner, SPO Advisory
     Corp.

CUSIP NO. 228227104                                              Page 4 of 28
          ---------                                              ------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      San Francisco Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,392,700(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,392,700(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,392,700(1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP NO. 228227104                                              Page 5 of 28
          ---------                                              ------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      SF Advisory Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,392,700(1)(2)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,392,700(1)(2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,392,700(1)(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2)  Power is exercised through its corporate general partner, SPO Advisory
     Corp.

CUSIP NO. 228227104                                               Page 6 of 28
          ---------                                               ------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      SPO Advisory Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY              14,506,263(1)(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,506,263(1)(2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,506,263(1)(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

(1) Solely in its capacity as the general partner of SPO Advisory Partners, L.P., with respect to 13,113,563 of such shares; and solely in its capacity as the general partner of SF Advisory Partnes, L.P. with respect to 1,392,700 of such shares.

(2) Power is exercised through its three controlling persons, John H.Scully, William E. Oberndorf and William J. Patterson.

CUSIP NO. 228227104                                               Page 7 of 28
         ----------                                               ------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Cranberry Lake Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            339,800(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             339,800(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      339,800(1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, the John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

CUSIP NO. 228227104                                               Page 8 of 28
          ---------                                               ------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      D. L. & W., Inc. Profit Sharing Retirement Plan
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            582,900(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             582,900(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      582,900(1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

(1)  Power is exercised through its controlling person, John H. Scully.

CUSIP NO. 228227104                                               Page 9 of 28
          ---------                                               ------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Phoebe Snow Foundation, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,524,200(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,524,200(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,524,200(1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

(1) Power is exercised through its controlling person and sole director and executive officer, John H. Scully.

CUSIP NO. 228227104                                              Page 10 of 28
          ---------                                              -------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      John H. Scully
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF and Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            663,100(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             17,953,163(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             663,100(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          17,953,163(2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      18,616,263(1)(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

(1) 700 shares held in John H. Scully Individual Retirement Account, a self-directed individual retirement account and 662,400 shares held in the John and Irene Scully Living Trust.

(2) Of these, 14,506,263 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp., 339,800 shares are beneficially owned solely in his capacity as trustee for the general partner of Cranberry Lake Partners, L.P., 582,900 shares are beneficially owned solely in his capacity as controlling person of D. L. & W., Inc. Profit Sharing Retirement Plan, and 2,524,200 shares are beneficially owned solely in his capacity as controlling person of Phoebe Snow Foundation Inc.

CUSIP NO. 228227104                                              Page 11 of 28
          ---------                                              -------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Oberndorf Foundation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            400,000(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             400,000(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      400,000(1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
     CO
------------------------------------------------------------------------------

(1) Power is exercised through its two directors: William E. Oberndorf and Susan C. Oberndorf.

CUSIP NO. 228227104                                              Page 12 of 28
          ---------                                              -------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      William E. Oberndorf
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF and Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,575,000(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             14,906,263(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,575,000(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,906,263(2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,481,263(1)(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

(1) 1,025,000 shares held in William E. Oberndorf's Individual Retirement Accounts, which are self-directed, 350,000 shares are beneficially owned solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, 150,000 shares are held in a trust for the benefit of himself and his wife, Susan C. Oberndorf, for which he serves as trustee, and 50,000 shares are owned by his children who share his household.

(2) Of these, 14,506,263 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp. and 400,000 shares are beneficially owned solely in his capacity as a controlling person of Oberndorf Foundation, a family foundation.

CUSIP NO. 228227104                                              Page 13 of 28
          ---------                                              -------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      William J. Patterson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
       PF and Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            15,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             14,506,263(1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             15,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,506,263(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,521,263(1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

(1) These 14,506,263 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP NO. 228227104                                              Page 14 of 28
          ---------                                              -------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      David M. Kashen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,200
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             11,200
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,200
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (less than) 0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 228227104                                              Page 15 of 28
          ---------                                              -------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Edward H. McDermott
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (less than) 0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 228227104                                              Page 16 of 28
          ---------                                              -------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Michael B. Yuen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            65,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             65,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      65,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (less than) 0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 228227104                                              Page 17 of 28
          ---------                                              -------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Kurt C. Mobley
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            100,000(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             100,000(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      100,000(1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (less than) 0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

(1) Includes 20,000 shares beneficially owned solely in his capacity as sole general partner of Cannonball Creek L.P., a family partnership.

     This Amendment No. 1 amends the Schedule 13D (the "Original 13D") filed with the Securities Exchange Commission ("SEC") on August 5, 2002. Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:


         Name              Source of Funds      Amount of Funds
         ----              -------------------  ---------------
    SPO                    Working Capital (1)  $49,831,436.77

    SPO Advisory Partners  Not Applicable       Not Applicable

    SFP                    Working Capital (1)  $ 6,511,480.37

    SPO Advisory Partners  Not Applicable       Not Applicable

    SPO Advisory Corp.     Not Applicable       Not Applicable

    CLP                    Working Capital (1)  $ 4,450,959.08

    DLW                    Working Capital (1)  $ 2,010,053.02

    PS Foundation          Working Capital (1)  $ 9,527,534.48

    JHS                    Personal Funds (2)   $ 8,723,856.18

    O Foundation           Working Capital (1)  $ 1,760,375.00

    WEO                    Personal Funds (2)   $ 6,337,192.50

    WJP                    Personal Funds (2)   $    58,140.00

    DMK                    Personal Funds (2)   $    42,872.50

    EHM                    Personal Funds (2)   $    30,104.80

    MBY                    Personal Funds (2)   $   191,130.00

    KCM                    Personal Funds (2)   $   225,640.00

-----------
     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

     (2) As used herein, the term "Personal Funds" includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is hereby amended and restated in its entirety as follows:

     The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position.

     Whether the Reporting Persons purchase any additional Shares or dispose of any Shares, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares for purchase at particular price levels, the Issuer's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Issuer and other plans and requirements of the particular Reporting Person. Depending upon his individual assessments of these factors from time to time, each Reporting Person may change his present intentions as stated above, including determining to acquire additional Shares (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares held by him or under his control.

     Certain of the Reporting Persons are also in the private equity business and have mentioned, or may mention in the future, to the management of Issuer, as such Reporting Persons mention to the management of many of the companies in their portfolio, the fact that the Reporting Persons might be interested in a joint venture or financing arrangement with the Issuer if an appropriate opportunity mutually acceptable to both parties should arise.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5 is hereby amended and restated in its entirety as follows:

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 220,388,579 total outstanding shares of common stock as of May 1, 2002, as reported on the Issuer's 10-Q filed with the Securities Exchange Commission on May 14, 2002.

     SPO
     ---

     The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 13,113,563 Shares, which constitutes approximately 6.0% of the outstanding Shares.

     SPO Advisory Partners
     ---------------------

     Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,113,563 Shares, which constitutes approximately 6.0% of the outstanding Shares.

     SFP
     ---

     The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,392,700 Shares, which constitutes approximately 0.6% of the outstanding Shares.

     SF Advisory Partners
     --------------------

     Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,392,700 Shares, which constitutes approximately 0.6% of the outstanding Shares.

     SPO Advisory Corp.
     -----------------

     Because of its positions as the general partner of each of SPO Advisory Partners, and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,506,263 Shares in the aggregate, which constitutes approximately 6.6% of the outstanding Shares.

     CLP
     ---

     The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 339,800 Shares, which constitutes approximately 0.2% of the outstanding Shares.

     DLW
     ---

     The aggregate number of Shares that DLW owns beneficially, pursuant to Rule 13d-3 of the Act, is 582,900 Shares, which constitutes approximately 0.3% of the outstanding Shares.

     PS Foundation
     -------------

     The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,524,200 Shares, which constitutes approximately 1.1% of the outstanding Shares.

     JHS
     ---

     Individually, and because of his positions as a control person of SPO Advisory Corp., CLP, DLW, and PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 18,616,263 Shares, which constitutes approximately 8.4% of the outstanding Shares.

     O Foundation
     ------------

     The aggregate number of Shares that O Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 400,000 Shares, which constitutes approximately 0.2% of the outstanding Shares.

     WEO
     ---

     Individually, and because of his positions as a control person of SPO Advisory Corp., Oberndorf Family Partners and O Foundation, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,481,263 Shares in the aggregate, which constitutes approximately 7.5% of the outstanding Shares.

     WJP
     ---

     Individually, and because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,521,263 Shares in the aggregate, which constitutes approximately 6.6% of the outstanding Shares.

     DMK
     ---

     The aggregate number of Shares that DMK owns beneficially, pursuant to Rule 13d-3 of the Act, is 11,200 Shares, which constitutes less than 0.1% of the outstanding Shares.

     EHM
     ---

     The aggregate number of shares that EHM owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,500 Shares, which constitutes less than 0.1% of the outstanding Shares.

     MBY
     ---

     The aggregate number of shares that MBY owns beneficially, pursuant to Rule 13d-3 of the Act, is 65,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

     KCM
     ---

     Individually, and because of his position as a control person of Cannonball Creek L.P., KCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 100,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

     (b)

     SPO
     ---

     Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,113,563 Shares.

     SPO Advisory Partners
     ---------------------

     Acting through its general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,113,563 Shares.

     SFP
     ---

     Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,392,700 Shares.

     SF Advisory Partners
     --------------------

     Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,392,700 Shares.

     SPO Advisory Corp.
     -----------------

     Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,506,263 Shares in the aggregate.

     CLP
     ---

     Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 339,800 Shares.

     DLW
     ---

     Acting through its controlling person, DLW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 582,900 Shares.

     PS Foundation
     -------------

     Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,524,200 Shares.

     JHS
     ---

     As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 14,506,263 Shares held by SPO and SFP in the aggregate. Because of his positions as a control person of CLP, DLW, and PS Foundation, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,446,900 Shares held by CLP, DLW, and PS Foundation in the aggregate. JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 663,100 Shares.

     O Foundation
     ------------

     Acting through its controlling person, O Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 Shares.

     WEO
     ---

     Individually, and because of his position as the sole general partner of Oberndorf Family Partners, a family partnership, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,575,000 Shares. As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 14,506,263 Shares held by SPO and SFP in the aggregate. As the controlling person of O Foundation, WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 Shares.

     WJP
     ---

     Individually, WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,000 Shares. As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 14,506,263 Shares held by SPO and SFP in the aggregate.

     DMK
     ---

     DMK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,200 Shares.

     EHM
     ---

     EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,500 Shares.

     MBY
     ---

     MBY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 65,000 Shares.

     KCM
     ---

     Individually, and because of his position as the sole general partner of Cannonball Creek, L.P., a family partnership, KCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 Shares.

     (c) During the past sixty (60) days, the Reporting Persons purchased Shares in open market transactions on the New York Stock Exchange ("NYSE") as set forth on Schedule I attached hereto.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past sixty (60) days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   August 13, 2002



                         /s/ Phillip Gordon
                         ------------------
                         Phillip Gordon

                         Attorney-in-Fact for:

                         SPO PARTNERS II, L.P. *
                         SPO ADVISORY PARTNERS, L.P. *
                         SAN FRANCISCO PARTNERS II, L.P. *
                         SF ADVISORY PARTNERS, L.P. *
                         SPO ADVISORY CORP. *
                         CRANBERRY LAKE PARTNERS, L.P. *
                         D. L. & W., INC. PROFIT SHARING RETIREMENT PLAN * PHOEBE SNOW FOUNDATION, INC. *
                         JOHN H. SCULLY *
                         OBERNDORF FOUNDATION *
                         WILLIAM E. OBERNDORF *
                         WILLIAM J. PATTERSON *
                         DAVID M. KASHEN *
                         EDWARD H. MCDERMOTT *
                         MICHAEL B. YUEN *
                         KURT C. MOBLEY *


                         * A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                                  SCHEDULE I TO
                                   ----------
                                SCHEDULE 13D FOR
                              SPO PARTNERS II, L.P.


                            Date of                  Number of    Price Per    Where/How
Reporting Person            Transaction    Type      Shares       Share ($)    Transaction Effected
----------------            -----------    ----      ------       ---------    --------------------
SPO Partners II, L.P.       08/09/2002     Buy       5,640,000       1.20       Open Market/Broker
                            08/12/2002     Buy       2,350,000       1.02       Open Market/Broker

San Francisco
Partners II, L.P.           08/09/2002     Buy         360,000       1.20       Open Market/Broker
                            08/12/2002     Buy         150,000       1.02       Open Market/Broker

Phoebe Snow
Foundation                  07/24/2002     Buy       1,000,000       2.68       Open Market/Broker
                            07/25/2002     Buy       1,000,000       2.43       Open Market/Broker

D.L.&W., Inc. Profit
Sharing Retirement
Plan                        07/24/2002     Buy         500,000       2.68       Open Market/Broker

Oberndorf
Foundation                  06/21/2002     Buy         125,000       4.28       Open Market/Broker
                            06/28/2002     Buy         100,000       4.03       Open Market/Broker

William E.
Oberndorf                   06/17/2002     Buy          30,000       4.23       Open Market/Broker
                            06/17/2002     Buy          20,000       4.23       Open Market/Broker
                            06/21/2002     Buy          75,000       4.18       Open Market/Broker
                            06/27/2002     Buy         350,000       4.03       Open Market/Broker
                            06/27/2002     Buy         300,000       4.05       Open Market/Broker
                            06/27/2002     Buy         600,000       4.13       Open Market/Broker
                            08/05/2002     Buy          75,000       2.12       Open Market/Broker

William J. Patterson        06/17/2002     Buy           4,000       4.22       Open Market/Broker
                            07/03/2002     Buy          11,000       3.75       Open Market/Broker

David M. Kashen             07/02/2002     Buy           1,000       3.23       Open Market/Broker
                            08/05/2002     Buy             500       2.12       Open Market/Broker
                            08/07/2002     Buy           5,000       2.04       Open Market/Broker




                            Date of                  Number of    Price Per    Where/How
Reporting Person            Transaction    Type      Shares       Share ($)    Transaction Effected
----------------            -----------    ----      ------       ---------    --------
Edward H.
McDermott                   06/19/2002     Buy       3,300        4.13         Open Market/Broker
                            06/20/2002     Buy       700          4.09         Open Market/Broker

Michael B. Yuen             07/02/2002     Buy       15,000       3.18         Open Market/Broker
                            07/26/2002     Buy       15,000       2.45         Open Market/Broker
                            07/31/2002     Buy       20,000       2.35         Open Market/Broker

Kurt C. Mobley              08/02/2002     Buy       50,000       2.25         Open Market/Broker
                            08/02/2002     Buy       30,000       2.25         Open Market/Broker
                            08/02/2002     Buy       20,000       2.25         Open Market/Broker

Cranberry Lake
Partners, L.P.              06/25/2002     Sell      217,000      4.10         Open Market/Broker
                            06/26/2002     Sell      50,000       3.94         Open Market/Broker
                            07/11/2002     Sell      13,600       3.38         Open Market/Broker
                            07/12/2002     Sell      83,600       3.47         Open Market/Broker
                            07/15/2002     Sell      26,400       3.16         Open Market/Broker
                            07/16/2002     Sell      83,500       3.79         Open Market/Broker

John H. Scully              06/25/2002     Sell      433,000      4.10         Open Market/Broker
                            06/26/2002     Sell      100,000      3.94         Open Market/Broker
                            07/11/2002     Sell      26,400       3.38         Open Market/Broker
                            07/12/2002     Sell      162,300      3.47         Open Market/Broker
                            07/15/2002     Sell      51,200       3.16         Open Market/Broker
                            07/16/2002     Sell      162,200      3.79         Open Market/Broker

                                  EXHIBIT INDEX

Exhibit       Document Description                                Page No.
-------       --------------------                                --------

   A          Agreement Pursuant to Rule 13d-1(f)(1)(iii)             1

                                    Exhibit A


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

         DATED:   August 13, 2002

                  /s/ Phillip Gordon
                  --------------------
                  Phillip Gordon

                  Attorney-in-Fact for:

                  SPO PARTNERS II, L.P. *
                  SPO ADVISORY PARTNERS, L.P. *
                  SAN FRANCISCO PARTNERS II, L.P. *
                  SF ADVISORY PARTNERS, L.P. *
                  SPO ADVISORY CORP. *
                  CRANBERRY LAKE PARTNERS, L.P. *
                  D. L. & W., INC. PROFIT SHARING RETIREMENT PLAN * PHOEBE SNOW FOUNDATION, INC. *
                  JOHN H. SCULLY *
                  OBERNDORF FOUNDATION *
                  WILLIAM E. OBERNDORF *
                  WILLIAM J. PATTERSON *
                  DAVID M. KASHEN *
                  EDWARD H. MCDERMOTT *
                  MICHAEL B. YUEN *
                  KURT C. MOBLEY *


                  * A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                                Exhibits: Page 1